50 2/25/04



04002306

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-_37919_

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ARKA SECURITIES, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 West F Street

(No. and Street)

San Diego   CA   92101
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

RECEIVED
FEB 1 2 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Livingston   (619) 702-0170
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NATION SMITH HERMES DIAMOND

(Name – *if individual, state last, first, middle name*)

10616 SCRIPPS SUMMIT COURT	SAN DIEGO	CA	92131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __DOUGLAS LIVINGSTON__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ARKA SECURITIES, INC.__ , as of __DECEMBER 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__Fin. Op.__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARKA Securities, Inc. and Subsidiary

Consolidated Financial Statements and Supplementary Information

Year Ended December 31, 2003




NATION
SMITH
HERMES
DIAMOND
ACCOUNTANTS & CONSULTANTS
A PROFESSIONAL CORPORATION

ARKA Securities, Inc. and Subsidiary

Contents





10616 Scripps Summit Court
San Diego, CA 92131

TEL: 858.795.2000
FAX: 858.795.2001
e-mail: nshd@nshd.com
www.nshd.com

Independent Auditors' Report

Board of Directors
ARKA Securities, Inc.
San Diego, California

We have audited the accompanying consolidated statement of financial condition of **ARKA Securities, Inc. and Subsidiary** (a California Corporation) as of December 31, 2003, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of **ARKA Securities, Inc. and Subsidiary** at December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Nation Smith Hermes Diamond

January 14, 2004

December 31, 2003

Assets

Cash and cash equivalents (Note 1)	$	175,290
Securities owned (Note 1)		268,798
Receivable from clearing broker-dealer		520
Receivable from related party (Note 2)		34,909
Prepaid expenses and other assets		37,176
Fixed assets, net (Notes 1 and 3)		10,124
Total assets	$	526,817

Liabilities and Stockholder's Equity

Liabilities
Accounts payable and accrued liabilities	$	27,049

Commitments and Contingencies (Note 5)

Stockholder's Equity
Common stock, no par value; 100,000 shares authorized;		
350 shares issued and outstanding		35,000
Additional paid-in capital		3,076,500
Accumulated deficit		(2,611,732)
Total stockholder's equity		499,768
	$	526,817

The accompanying notes are an integral part of this consolidated financial statement.

Year Ended December 31, 2003

Revenues		
Commissions	$	739,309
Interest income		13,707
Losses on proprietary securities transactions		378
Total Revenues		753,394
Expenses		
Compensation		281,900
Clearing charges and commissions		245,109
Payroll taxes and other employee benefits		75,043
Travel and entertainment		58,034
Consulting fees		34,939
Rent		25,259
Telephone and postage		22,124
Office expense		9,701
Outside services		8,895
Continuing education		7,965
Depreciation		5,606
Taxes, licenses, and registrations		2,785
Total Expenses		777,360
Loss Before Income Taxes		(23,966)
Provision for income taxes (Notes 1 and 4)		800
Net Loss	$	(24,766)

The accompanying notes are an integral part of this consolidated financial statement.

ARKA Securities, Inc. and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance at December 31, 2002	350	$ 35,000	$ 3,076,500	$ (2,586,966)	$ 524,534
Net loss	-	-	-	(24,766)	(24,766)
Balance at December 31, 2003	350	$ 35,000	$ 3,076,500	$ (2,611,732)	$ 499,768

The accompanying notes are an integral part of this consolidated financial statement.

ARKA Securities, Inc.
and Subsidiary

Consolidated Statement of Cash Flows

Year Ended December 31, 2003

Cash Flows From Operating Activities		
Net loss	$	(24,766)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation expense		5,606
Change in operating assets and liabilities:		
Receivable from clearing broker-dealer		8,053
Receivable from related party		(6,586)
Prepaid expenses and other assets		(400)
Accounts payable and accrued liabilities		(405)
Net cash used in operating activities		(18,498)
Cash Flows From Investing Activities		
Securities owned transactions, net		(210,384)
Purchase of fixed assets		(655)
Net cash used in investing activities		(211,039)
Net Decrease in Cash and Cash Equivalents		(229,537)
Cash and Cash Equivalents at Beginning of Year		404,827
Cash and Cash Equivalents at End of Year	$	175,290
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$	800

The accompanying notes are an integral part of this consolidated financial statement.

1. **Summary of Significant Accounting Policies**

   A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

   Nature of operations

   ARKA Securities, Inc. (the "Company") is a wholly-owned subsidiary of **ARKA International Corporation**. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides investment advisory and broker-dealer services as an introducing broker-dealer who clears customer transactions through another broker-dealer on a fully disclosed basis. The Company's customers consist primarily of customers of ARKA International's parent company located in Mexico City.

   ARKA Currency, Inc. is a Delaware corporation and a wholly-owned subsidiary of **ARKA Securities, Inc.**, a California corporation. During 2003 ARKA Currency ceased operations.

   Principles of consolidation

   The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany accounts have been eliminated in consolidation.

   Use of estimates

   The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Cash and cash equivalents

   The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

   Securities transactions

   Securities owned are stated at market value, based on quoted market prices. Securities not readily marketable are valued at fair value as determined by management. Proprietary security transactions and the related commission revenue and expense are recorded on a trade-date basis.

Depreciation	Depreciation is provided on the straight-line method over the estimated useful lives of the related assets or, in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term.
Commissions	Customer commissions and related expenses are recorded on a trade-date basis as securities transactions occur.
Income taxes	Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

2. **Related Party Transactions**

At December 31, 2003, the Company had a $34,909 noninterest-bearing receivable from the Company's parent.

3. **Fixed Assets**

Fixed assets consisted of the following:

December 31, 2003		
Furniture and equipment	$	109,115
Less accumulated depreciation		(98,991)
	$	10,124

Depreciation expense was approximately $6,000 for 2003.

4. **Income Taxes**

Income taxes consisted of the $800 minimum California franchise tax for 2003.

At December 31, 2003, the Company had available net operating loss carryforwards of approximately $2,418,000 and $26,000 for federal and state income tax purposes, respectively. If not utilized, the federal loss carryforwards begin to expire in 2009 and state loss carryforwards will begin to expire in 2013. A valuation allowance of approximately $824,000 has been recognized in 2003 to fully offset the net deferred tax asset of $824,000 at December 31, 2003, as it is not more likely than not that the

4. **Income Taxes,** Cont'd

deferred tax asset will be realized. This is a decrease of $26,000 from the $850,000 valuation allowance at December 31, 2002.

5. **Commitments and Contingencies**

The Company leases office space under a five-year operating lease which expires in August 2007. Rent expense for 2003 was approximately $25,000.

Future minimum lease payments required under the office lease are as follows:

Year Ending December 31,

2004	$ 24,845
2005	25,587
2006	26,353
2007	15,638
Total	$ 92,423

6. **Net Capital Requirements**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2003 was 0.08 to 1.0. The basic concept of the Rule is liquidity; its object being to require a broker-dealer to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2003, the Company had net capital of $385,044 which was $285,044 in excess of the amount required by the SEC.

7. **Reserve Requirements for Brokers and Dealers**

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer who clears customer transactions through another broker-dealer on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of the Reserve Requirement for brokers and dealers.

8. **Employee Benefit Plans**

    401(k) plan   The Company sponsors a 401(k) savings plan for all eligible employees. Participants may contribute between 0% and 8% of their eligible compensation. The Company matches up to 100% of participants' contributions, to a maximum of 7%. The Company made contributions of approximately $20,000 for 2003.

ARKA Securities, Inc.
and Subsidiary

Supplementary Information



NATION
SMITH
HERMES
DIAMOND
ACCOUNTANTS & CONSULTANTS


10616 Scripps Summit Court
San Diego, CA 92131

TEL: 858.795.2000
FAX: 858.795.2001
e-mail: nshd@nshd.com
www.nshd.com

Independent Auditors' Report on Supplementary Information

Board of Directors
ARKA Securities, Inc.
San Diego, California

We have audited the accompanying consolidated financial statements of **ARKA Securities, Inc. and Subsidiary** as of and for the year ended December 31, 2003, and have issued our report thereon dated January 14, 2004. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Nation Smith Hermes Diamond

January 14, 2004



10616 Scripps Summit Court
San Diego, CA 92131

TEL: 858.795.2000
FAX: 858.795.2001
e-mail: nshd@nshd.com
www.nshd.com

Independent Auditors' Report on Internal Control

Board of Directors
ARKA Securities, Inc.
San Diego, California

In planning and performing our audit of the consolidated financial statements and supplementary schedules of **ARKA Securities, Inc. and Subsidiary** ("the Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

San Diego, California
January 14, 2004

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation to the Company's Computation (Parent Company Only)

December 31, 2003

Net Capital

Total stockholder's equity		$	499,768
Deduct stockholder's equity not allowable for net capital			-
Total stockholder's equity qualified for net capital			499,768
Deductions and/or charges:			
Nonallowable assets:			
Receivables from non-customers	$	(73,752)	
Fixed assets, net		(10,124)	
Rental deposit		(1,985)	
Prepaid assets		(600)	(86,461)
Net capital before haircuts on securities positions			
(tentative net capital)			413,307
Haircuts on securities:			
Securities owned	$	(59,493)	
Undue concentrations		(12,594)	(72,087)
Net Capital			341,220
Minimum Net Capital Required			(100,000)
Excess Net Capital		$	241,220

Reconciliation With Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's Part II		
(unaudited FOCUS report)	$	341,220
Audit adjustments (net)		1
Net Capital Per Above	$	341,221
Total Aggregate Indebtedness	$	27,049
Ratio of Aggregate Indebtedness to Net Capital		7.9%